

05040733

MMISSION

Washington, D.C. 20549

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RECEIVED
MAR 0 3 2005

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa J. Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street	Sarasota	Florida	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Cynthia E. Puzzanchera
MY COMMISSION # DD080126 EXPIRES
December 20, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

Chief Executive Officer

Title

☒ PERSONALLY KNOWN BY ME
☐ PRODUCED I.D.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION

December 31, 2004 and 2003

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AND

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

CONTENTS



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified
Public Accountants
Florida Institute of Certified
Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computations of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note L to the financial statements, in prior years, the Company received restricted common stock and warrants to purchase securities in exchange for services rendered. Such securities had exercise prices well in excess of market value at date of issuance or had substantial restrictions as to holding period and availability for sale. Generally accepted accounting principles require the Company to value such consideration when earned and to recognize the income and the value of the securities in the Company's financial statements. Accordingly, the 2003 financial statements have been restated to recognize the securities not readily marketable and reflect the change in the fair value of the security in the accompanying statements of operations.

Matheson & Company, P.A.

Sarasota, Florida
March 1, 2005

Kashner Davidson Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2004	2003
ASSETS		
Cash	$ 16,529	$ 69,085
Deposits with clearing agency	425,162	-
Accounts receivable:		
Clearing agency	44,793	507,320
Employees	9,732	39,691
Other	3,035	2,620
Interest receivable	5,224	4,947
Loans to stockholder	357,260	327,132
Securities owned:		
Marketable, at market value	1,246,703	1,722,603
Not readily marketable, at estimated fair value	92,100	370,675
Prepaid expenses	28,821	32,809
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	18,372	36,285
Other assets	150	150
	$ 2,247,881	$ 3,113,317

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 23,280	$ 63,534
Payable to clearing agency	253,958	195,071
Payroll taxes payable	117	427
Accrued salaries and commissions payable	20,073	360,435
Securities sold, not yet purchased, at market value	75,675	520,973
	373,103	1,140,440
STOCKHOLDER'S EQUITY		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding	22,500	22,500
Additional paid-in capital	2,020,438	2,020,438
Accumulated deficit	(168,160)	(70,061)
	1,874,778	1,972,877
	$ 2,247,881	$ 3,113,317

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31,

	2004	2003
Revenue		
Commissions	$ 673,465	$ 623,584
Trading profits	378,365	862,696
Underwriting fees	25,583	732,772
Miscellaneous trading fees	76,746	147,477
Consulting income	240,191	350,000
Lease income	19,839	4,674
Settlement income	6,000	-
Interest and dividends	21,486	17,383
	1,441,675	2,738,586
Expenses		
Salaries and commissions	591,733	927,840
Advertising	912	872
Bad debt expense	1,699	44,759
Depreciation and amortization	14,512	13,280
Independent representation	446,085	81,484
Insurance	22,463	34,171
Interest	32,863	46,524
Loss on disposition of assets	5,042	-
Maintenance	4,400	5,870
Miscellaneous	9,052	14,273
Office	24,988	26,334
Judgements, settlements and fines	-	7,500
Professional fees	60,179	48,811
Retirement plan	22,268	18,359
Regulatory expenses	29,133	28,064
Rent	72,332	71,108
Taxes	55,678	45,093
Telephone and utilities	25,870	39,946
Travel and entertainment	4,154	11,611
Market data services	116,411	122,855
	1,539,774	1,588,754
NET INCOME (LOSS)	$ (98,099)	$ 1,149,832

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31,

	Common stock	Additional paid-in capital	Accumulated deficit
Balance - January 1, 2003, as originally reported	$ 22,500	$ 2,020,438	$ (1,241,893)
Restatement for securities not readily marketable	-	-	22,000
Balance - January 1, 2003, as restated	22,500	2,020,438	(1,219,893)
Net income for the year, as restated	-	-	1,149,832
Balance - December 31, 2003, as restated	22,500	2,020,438	(70,061)
Net (loss) for the year	-	-	(98,099)
Balance - December 31, 2004	$ 22,500	$ 2,020,438	$ (168,160)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (98,099)	$ 1,149,832
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	14,512	13,280
Loss on disposition of assets	5,042	-
Bad debt expense	1,699	44,759
Securities received for underwriting and consulting	-	(535,000)
(Increase) decrease in operating assets:		
Deposits with clearing agency	(425,162)	-
Receivable from clearing agency	462,527	(438,161)
Receivables from employees	28,260	(31,658)
Receivables - other	(415)	25,976
Interest receivable	(277)	(490)
Loans to stockholder	(30,128)	(133,394)
Marketable securities owned, at market value	475,900	(554,236)
Securities owned, not readily marketable	278,575	206,425
Prepaid expenses	3,988	1,486
Increase (decrease) in operating liabilities:		
Accounts payable	(40,254)	(80,558)
Payable to clearing agency	58,887	(460,637)
Payroll taxes payable	(310)	297
Accrued salaries and commissions payable	(340,362)	335,918
Securities sold, not yet purchased	(445,298)	520,430
Total adjustments	47,184	(1,085,563)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(50,915)	64,269
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	(1,641)	(23,143)
NET CASH (USED IN) INVESTING ACTIVITIES	(1,641)	(23,143)

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years ended December 31,

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from subordinated loan from stockholder	-	550,000
Principal payment on subordinated loan from stockholder	-	(550,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-
INCREASE (DECREASE) IN CASH	(52,556)	41,126
Cash at beginning of year	69,085	27,959
Cash at end of year	$ 16,529	$ 69,085

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest during the years ended 2004 and 2003 was $32,863 and $46,524, respectively.

In 2003, the Company received securities with a fair value of $350,000 for consulting services and $185,000 for underwriting.

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

In prior years, the Company entered into agreements with registered representatives in Westminister, Colorado and Wilsonville, Oregon. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the portion of the costs of the registered representatives are not included in the accompanying financial statements. The Colorado representative receives 72.35% of the net commissions generated up to $80,400 and 80% of the commissions generated above $80,400 per year. The Oregon representative receives 85% of the commissions generated up to $500,000 and 90% of the commissions generated over $500,000 per year. The portion of the commissions retained by the Company are included in revenue in the accompanying statements of operations. In December 2004, the Board of Directors approved terminating both agreements. The registered representatives have until the end of March 2005 to close their respective offices. The Company does not anticipate incurring any costs relating to the termination of the agreements.

2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2004, amounts on deposit at commercial banks were fully insured by FDIC.

4. Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2004 and 2003 as management believes all accounts are collectible.

5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

6. Underwriting Fees

Underwriting fees revenue includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on the settlement date and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

7. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

8. Securities Sold, Not Yet Purchased

The Company is party to a variety of short sales (securities sold, not yet purchased) in its trading activities. These short positions used in trading activities are carried at market value. Realized and unrealized gains and losses are reported as trading profits in the accompanying statements of operations.

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to thirty-nine years principally on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

10. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

11. Reclassifications

Certain amounts for 2003 have been reclassified to enhance comparability with 2004. In prior years, the Company reported the net receivable from or due to the clearing agency. Those amounts have been reclassified to report the gross amounts due to and due from the clearing agency.

NOTE B - DEPOSITS WITH CLEARING AGENCY

At December 31, 2004, the Company had cash deposits of $425,162 in various firm accounts with a clearing agency. These accounts are not insured by FDIC. The clearing agency has placed $361,194 of the above cash deposit amount in a restricted guarantee account to collateralize two unsecured customers debit balances. The Company is seeking collection of such amounts in an NASD arbitration proceeding against the two former customers. In the opinion of management, no collectability allowance is required at December 31, 2004.

NOTE C - RECEIVABLE FROM AND PAYABLE TO CLEARING AGENCY

Amounts receivable from and payable to clearing agency at December 31, consist of the following:

	2004		2003	
	Receivable	Payable	Receivable	Payable
Commissions receivable	$ 23,503	$ -	$ 124,908	$ -
Trading receivable	21,290	-	382,412	-
Payable to clearing agency	-	253,958	-	195,071
	$ 44,793	$ 253,958	$ 507,320	$ 195,071

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing agency relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased consist of trading and investment securities at quoted market values, as follows:

	2004		2003	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
Common stocks	$ 1,233,188	$ 75,675	$ 1,675,653	$ 520,973
Warrants for common stocks	58	-	30,346	-
Unit trusts	13,457	-	16,604	-
	$ 1,246,703	$ 75,675	$ 1,722,603	$ 520,973

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED - CONTINUED

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

These securities consisted of:

1,500 warrants valued at $20,100 and $14,175 on December 31, 2004 and 2003, respectively, which management believes approximate fair value. Each warrant entitles the holder to purchase four shares of common stock. The warrants are exercisable in four annual tranches beginning June 28, 2002, with one share of common stock available for purchase in each tranche. Each tranche is exercisable for a one-year period. In the event that any warrant tranche is not exercised prior to its expiration, the shares of common stock subject to such unexercised and unexpired warrant tranche will no longer be available for purchase. The exercise price per share of common stock is $13 for tranche 1, $14 for tranche 2, $15 for tranche 3, and $16 for tranche 4. The underlying stock price was $10.20 and $9.45 per share at December 31, 2004 and 2003, respectively. No warrants were exercised during 2004 or 2003.

200,000 warrants valued at $72,000 and $84,000 on December 31, 2004 and 2003, respectively, which management believes approximate fair value. Each warrant entitles the holder to purchase one share of common stock at $8.66 per share from the period June 24, 2003 through June 24, 2007. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The underlying stock price was $.46 and $6.03 at December 31, 2004 and 2003, respectively. No warrants were exercised during 2004 or 2003.

145,000 warrants valued at $0 and $185,000 on December 31, 2004 and 2003, respectively, which management believes approximated fair value. Each warrant entitles the holder to purchase up to an aggregate of 145,000 shares of class A common stock at $7.75 per share from December 15, 2004 through December 15, 2008. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. No warrants were exercised during 2004 or 2003.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED - CONTINUED

350,000 shares of common stock restricted under Section 144 of the Securities Act of 1933 valued at $87,500 on December 31, 2003. These shares were sold during 2004 for $83,586.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

	2004	2003
Furniture and equipment	$ 273,204	$ 295,624
Leasehold improvements	116,426	116,960
	389,630	412,584
Less accumulated depreciation and amortization	371,258	376,299
	$ 18,372	$ 36,285

NOTE F - OPERATING LEASES

The Company conducts its operations in a leased facility under an operating lease. In August 2003, the Company renewed its original lease for another five years and two months. The lease expires in September 2008. The Company may, at its option, renew the lease for an additional five years under the same terms as the current lease.

The lease calls for monthly payments of $5,316, plus sales tax and $41 per month for water, sewer, and trash services. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI). The cost for water, sewer, and trash services will be adjusted 3.5% annually.

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Amount
2005	$ 68,793
2006	68,793
2007	68,793
2008	45,862

NOTE F - OPERATING LEASES - CONTINUED

In a prior year, the Company entered into a noncancelable equipment operating lease that would expire in February 2004. The Company had an oral sublease and received reimbursement of the lease payments from a third party. In January 2003, the Company entered into a lease settlement agreement with the equipment vendor. The Company paid the vendor $8,300 as full consideration of the lease. The Company received $7,000 as reimbursement of the settlement from the third party.

Rent expense for the years ended December 31, 2004 and 2003 was $72,332 and $71,108, respectively.

In October 2003, the Company entered into a month-to-month contract with a limited liability company to lease six workstations and a network connection port for internet access for $2,000 per month. The limited liability company terminated the lease in November 2004. Lease income totaled $19,839 and $4,674 for the years ended December 31, 2004 and 2003, respectively

NOTE G - UNDERWRITING AND CONSULTING INCOME

During the year ended December 31, 2003, the Company assumed the role of lead underwriter for the Vaso Active Pharmaceuticals, Inc. stock issue. The Company earned income of $542,953 related to this underwriting. During the year ended December 31, 2004, the Company recognized $187,500 for consulting fee income from Vaso Active Pharmaceuticals, Inc. arising from an agreement, wherein the Company undertook assistance in arranging a private financing. In 2004, the Company also recognized $50,000 consulting fee from Huron Ventures, Inc. for services in arranging private financing. In addition, in 2004, the Company participated in the underwriting syndicates for the Natural Golf Corporation, Inc. and Sand Hill It Sec Acquisition Corp. The Company earned $25,583 related to these underwritings.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - CONTINUED

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004 and 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

NOTE I - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $22,268 and $18,359 for the years ended December 31, 2004 and 2003, respectively.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had a minimum net capital requirement of $100,000, and net capital of $710,427 and $775,224, respectively. The Company's net capital ratio at December 31, 2004 was .42 to 1. Management does not anticipate any distributions during the six month period ended June 30, 2005. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC rule 15c3-3.

NOTE K - CLAIMS AND CONTINGENCIES

On December 27, 1993, the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there was no substantial activity on this matter since 1996.

In a prior year, actions were filed against the Company alleging damages as a result of losses incurred and certain costs. In the first case, the Claimant asserted claims for negligent supervision, excessive trading, omissions regarding margin risk, suitability, and violations of Florida Securities Laws. The Claimant sought $150,000 in compensatory damages. The Company served and filed an Answer denying any wrongdoing. An arbitration hearing was held in late January 2004, but was not concluded and additional hearing dates were to be scheduled. The Claimant withdrew the case in 2004.

In another case from a prior year, the Claimant asserted claims for fraud, unauthorized trading, suitability, breach of contract, and failure to supervise. The Claimant sought $307,008 in compensatory damages and punitive damages in an amount double the amount of compensatory damages. This claim was dismissed with prejudice in October 2002. The Company was granted the right to recover attorney's fees. The Claimant filed a petition seeking to vacate the portion of the award allowing recovery of the attorney fees. In January 2004, the petition was settled for $6,000.

NOTE K - CLAIMS AND CONTINGENCIES - CONTINUED

The Company is involved an arbitration proceeding pending before the NASD in which the Company filed a claim against two former customers for a margin debt due the Company. The Company's clearing agency has restricted $361,194 of cash deposits in various firm trading accounts to collateralize the unsecured debit balances of these former customers. The former clients have filed a counter-claim against the Company asserting claims for unsuitability, fraud, unauthorized transactions and RICO seeking unspecified damages. Management believes the counterclaims are without merit and believe they will prevail in collecting the margin debt from the former customers.

During December 2004, three separate actions were filed against the Company.

In the first case, the Claimants assert a claim filed for arbitration with the NASD for unsuitable investments, theft of $20,236 directly from their account, and losses sustained in a private investment entered into outside of the Company's brokerage activities through a broker employed by the Company. The Claimants seek compensatory damages in the amount of $746,775, plus pre-judgement interest. The Company intends to serve and file an Answer denying any wrongdoing and asserting numerous affirmative defenses. As this matter is at the early stage of the proceeding, it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss, if any.

In the second case, the Claimant asserts claims in the Circuit Court of Sarasota County, Florida for breach of fiduciary duty, negligence, fraud, failure to supervise, and violations of Florida Securities Laws in connection with losses sustained in a private investment entered into outside of the Company's brokerage activities through a broker employed by the Company. The Claimant seeks compensatory damages of approximately $140,000, attorney fees, and interest. The Company served and filed an Answer denying any wrongdoing and asserting numerous affirmative defenses. As this matter is at the early stage of the proceeding, it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss, if any.

Finally, the Company has been added as a defendant in a Consolidated Amended Class Action Complaint filed with the United States District Court for the District of Massachusetts. The Amended Complaint asserts a cause of action under Section 11 of the Securities Act of 1933 against the Company in its role as lead underwriter of Vaso Active Pharmaceuticals' securities. The amount of damages sought from the defendants is believed to be substantially in excess of the Company's net worth. As this matter is at the early stage of the proceeding it is difficult to estimate the likelihood of an unfavorable outcome and estimate the amount or range of potential loss, if any.

NOTE L - RESTATEMENT OF FINANCIAL STATEMENTS

During the year ended December 31, 2004, the Company discovered certain securities not readily marketable that had been given to the Company in prior years for services rendered had not been valued and recorded in the Company's financial statements. The 2003 financial statements have been restated to account for the following:

In 2002, the Company received 200,000 warrants relating to an underwriting. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The fair value of the warrants at December 31, 2004, 2003 and 2002 was $72,000, $84,000 and $22,000, respectively.

In 2003, the Company received 350,000 shares of common stock as payment for a consulting agreement. The shares are restricted under Section 144 of the Securities Act of 1933. The shares were issued in the name of the Company, but were not deposited in the firm's trading accounts. The shares had an estimated fair value of $350,000 at the date of receipt. The market value of the shares declined to $87,500 at December 31, 2003. The shares were sold during 2004 for $82,586.

In 2003, the Company received 145,000 warrants to purchase up to 145,000 shares of common stock at $7.75 per share from December 15, 2004 through December 15, 2008. The warrants are restricted securities under Rule 144 of the Securities Act of 1933. The fair value of the warrants at the date of issue was $185,000. At December 31, 2004, the warrants were deemed to be worthless.

Accordingly, the previously issued financial statements of the Company as of and for the year ended December 31, 2003 have been restated to reflect an increase in consulting income of $350,000, underwriting income of $185,000, a decline in market value of $200,500 and an increase in securities not readily marketable of $356,500. A summary of the effect of the restatement on previously reported net income and accumulated deficit follows:

	Accumulated Deficit at January 1, 2003	Net income for year ended December 31, 2003	Accumulated Deficit at December 31, 2003
Balances as previously reported	$ (1,241,893)	$ 815,332	$ (426,561)
Restatement adjustment	22,000	334,500	356,500
Balances as restated	$ (1,219,893)	$ 1,149,832	$ (70,061)

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2004

Kashner Davidson Securities Corporation

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

NET CAPITAL

Stockholder's equity		$ 1,874,778
Deductions for non-allowable assets		
Accounts receivable - employees	$ 9,732	
Accounts receivable - other	3,035	
Prepaid expenses	28,821	
Interest receivable	5,224	
Loans to stockholder	357,260	
Warrants for common stocks	92,100	
Furniture, equipment and leasehold improvements	18,372	
Other assets	150	514,694
Deductions for deficits in customers' accounts		361,023
Net capital before haircuts on securities positions (tentative net capital)		999,061
Haircuts on securities		
Trading and investment securities	226,830	
Undue concentrations	61,804	288,634
NET CAPITAL		$ 710,427

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 23,280	
Payable to clearing agency	253,958	
Payroll taxes payable	117	
Accrued salaries and commissions payable	20,073	
Total aggregate indebtedness	$ 297,428	
Ratio: Aggregate indebtedness to net capital		.42 to 1
Minimum net capital requirement		$ 100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004, as amended on March 1, 2005) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mathewson & Company, P.A.

Sarasota, Florida
March 1, 2005